Exhibit 99.1

Partial Spin-off to
Diana Shipping Inc. Shareholders
January 2011

Safe Harbor Statement
This presentation is being provided for information purposes only in connection with partial spin-off of shares of Diana Containerships
Inc, to the shareholders of Diana Shipping Inc., and may not be distributed, published or reproduced, in whole or in part by the recipient.
The information contained in this presentation has been provided by Diana Containerships Inc. (the “Company” or “Diana
Containerships”) and has not been verified independently. No representation or warranty express or implied is made as to and no reliance should be placed on the fairness, accuracy, completeness or correctness of the information or opinions contained herein.
Opinions and forward-looking statements expressed represent those of the Company at the time. Undue reliance should not be placed on such opinions or statements because by nature they and the assumptions on which they are based are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements.
The statements in this presentation are made as of the date hereof unless it is stated otherwise. Any such statements or information contained in this presentation are subject to revision without notice and without obligation to notify any recipient of any such revision. The delivery of this presentation shall not create any implication that the information contained herein or the affairs of the Company have not changed since the date hereof or that such information is correct as of any time subsequent to its date.
Certain shipping industry information, statistics and charts contained herein have been derived from several sources, including Drewry.
You are hereby advised that such industry data, charts and statistics have not been prepared specifically for inclusion in these materials and the Company has not undertaken any independent investigation to confirm the accuracy or completeness of such information.
This presentation does not constitute an offer or solicitation of an offer to purchase or subscribe for any securities in any jurisdiction and no part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.
Please refer to the Company’s prospectus included in a registration statement on Form F-4 dated October 19, 2010 for additional discussion of risk factors that could cause actual results to differ materially from our current expectations.

Opportunity Overview

Spin Out Summary
Company	Diana Containerships Inc. (“DCI”)
Stock Exchange	NASDAQ
Ticker	DCIXV (from 3rd to 19th of January) DCIX (from 19th of January onwards)
Security	Common Stock
Shares to be Distributed	Approximately 2,667,066 Shares
Current Shares Outstanding	6,106,161 Shares
Dividend Ratio	0.032542 DCI Shares for 1 DSX Share
DSX Beneficial Ownership Pro Forma DSX Beneficial Ownership (Giving Effect to the Partial Spin-off)	3,333,832 Shares (Approximately 55% of DCI Shares Outstanding) Approximately 666,767 Shares (Approximately 11% of DCI Shares Outstanding)
Record Date	January 3, 2011
Distribution Date	January 18, 2011
Ex-Dividend Date	January 19, 2011

Management Team
Name Title	Age	Years in Industry	Other Experience / Qualifications
Symeon Palios CEO, Chairman	69	41
▪ Naval architect and engineer
▪ Founded Diana Shipping Agencies S.A. in 1972
▪ Director of Diana Shipping Inc. since March 1999
▪ Board of Directors of the UK Freight Demurrage and Defence Association Ltd.

Anastasios Margaronis President, Director	55	31
▪ Joined Diana Shipping Agencies S.A. in 1979
▪ President and a Director of Diana Shipping Inc. since 2005
▪ Director of the UK Mutual Steamship Assurance Association (Bermuda) Ltd.
▪ Greek Committee of the American Bureau of Shipping Classification Society

Ioannis Zafirakis COO, Secretary, Director	39	14
▪ Extensive experience in finance and vessel operations
▪ Joined Diana Shipping Agencies S.A. in 1997, finance and accounting duties
▪ Director of Diana Shipping Inc. since 1999, VP & Secretary from 2005 to 2008, and
 EVP & Secretary since 2008
▪ Prior to 2005, performed similar executive duties at Diana Shipping Agencies S.A.

Andreas Michalopoulos CFO, Treasurer	39	5
▪ Joined Diana Shipping Agencies S.A. as a Project Manager in 2005
▪ CFO and Treasurer of Diana Shipping Inc. since March 2006
▪ Previous experience: Merrill Lynch, Nestle S.A., McKinsey and Company and a
 major Greek pharmaceutical group

Board of Directors
Name Title	Age	Other Experience / Qualifications
Konstantinos Fotiadis Chairman, Audit Committee	59
▪ Has served as Chairman of Audit Committee since DCI’s inception
▪ Has served as an Independent Advisor since 1994
▪ President and Managing Director of Reckitt & Colman (Greece) from 1990 to 1994
▪ General Manager at Dr. Michalis S.A. from 1981 to 1989
▪ Holds a degree in Economics from Technische Universitaet Berlin and in Business Administration
 from Freie Universitaet Berlin

Antonios Karavias Chairman, Compensation Committee	67
▪ Has served as an independent Advisor to the Management of Société Générale Bank and Trust and
 Marfin Egnatia Bank since 2007
▪ Served as Deputy Manager of Private Banking at Alpha Bank from 1999 to 2006
▪ Served as Vice President with Merrill Lynch from 1980 to 1999
▪ Holds a bachelor’s degree in Economics from Mississippi State University and a master’s degree in
 Economics from Pace University

Nikolaos Petmezas	60
▪ Has served since 2007 as CEO of Maersk-Svitzer-Wijsmuller B.V. and, prior to its acquisition by
 Maersk, as a Partner and CEO of Wijsmuller Shipping Company B.V.
▪ Served as CEO of N.G. Petmezas Shipping and Trading S.A. since 1989 and C.E.O. of Shipcare
 Technical Services since 1984
▪ Served on the BOD of Neorion Shipyards, in Syros, Greece, from 1989-1992
▪ Holds degrees in Law and in Political Science and Economics from the Aristotle University of
 Thessaloniki and an L.L.M. in Shipping Law from London University

Reidar Brekke	48
▪ Served as an advisor and dealmaker in the international energy and transportation sector for 15 years
▪ Founded Energy Capital Services Inc., a shipping and energy industry consulting and advisory services company, in 2008
▪ Served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector, from 2003 to 2008
▪ Served as CFO, then President and COO, of SynchroNet Marine from 2000 to 2003
▪ From 1994 to 2000 held various senior positions with American Marine Advisors
▪ Graduated from the New Mexico Military Institute in 1986 and in 1990 obtained a MBA from the
 University of Nevada, Reno

Investment Highlights
▪ Attractive point in cycle to buy containerships
 – Downturn has created attractive opportunities from owners, shipyards and banks
 – Vessel values at attractive levels
 – Ability to earn reasonable average yields and participate in the recovery of vessel values and charter rates
▪ Management track record of making money for investors
 – Success in both container and dry bulk shipping markets
 – Strong track record running a U.S.-listed shipping company
 – Strong relationships with container lines, shipbuilders and financial institutions
▪ Strong balance sheet compared to similar publicly traded companies
 – 8% net debt to net book capitalization versus up to 88% for many peers
 – Flexibility to capitalize on attractive acquisition opportunities
 – No newbuilding commitments
 – Did not acquire expensive vessels at or near the market peak
▪ Significant growth and return prospects
 – Large addressable market (~4,500 vessels valued at ~$150 billion)
 – Highly disciplined vessel acquisition and chartering strategy to container lines
 – Development of a “best-in-class” containership company
 – Substantial leverage to an improving global economy
 – Highly correlated to container indexes

Diana Containerships Overview
▪ Raised gross proceeds of $88.4 million in March 2010 through equity private placement
▪ Purchased two containerships for an aggregate purchase price of $93.5 million
 – 3,400 TEU German built containerships
 – Delivered from the yard in 2010
▪ Shareholder friendly structure
 – In-house executive management team
 – Low cost structure
 – Technical, commercial and administrative management by Diana Shipping Services S.A.
 – Independent board of directors
▪ Highly respected and reputable executive management team
 – Acquisition pipeline / insights
 – Broker, lender and shipowner networks
▪ Relationship with Diana Shipping
 – Benefit from experience of management team’s relationship with Diana Shipping Inc.
 – Diana Containerships Inc. and Diana Shipping S.A. entered into non-compete agreements for their respective shipping sectors

▪ Buy “right”
 – Identify attractive opportunities
 – Purchase at favorable valuations
 – Type of vessels: 2,500 - 7,000 TEU
▪ Profit from economic recovery
 – Operate in spot market / on short- or medium-term charters until economic recovery
 – Return to a favorable supply / demand equation
 – Benefit from increase in charter rates and asset values
 – Ability to grow further through leverage
▪ Benefits
 – Revaluation of containership companies as global economy
 improves
 – Achieve strong multiple based on strong financial performance and accretive fleet growth
 – Capitalize on short-term volatility in the container space
Value
Proposition:
Target superior
capital returns
starting at the
right time in the
cycle
Diana Containerships’ Value Creation Proposition

Market Opportunity
Overview

Trade Route	Feeder	Handysize	Intermediate	Panamax	Post-Panamax	Super Post-Panamax
TEU	<1,000	1,000-1,999	2,000-2,999	3,000-4,999	5,000-7,999	8,000+
East/West Routes			X	X	X	X
Intra-Asia	X	X	X	X		
North/South Routes	X	X	X	X		
Intra-Regional Routes	X	X	X			

700
600
500
400
300
200
100
0
10.5% CAGR (2000-2008)
10.7% CAGR (2009-2011E)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011E
Loaded
Empty

DIANA CONTAINERSHIPS INC.

Containership Overview & Historic Market Growth
Containership Deployment by Size Category
Source: Drewry
World Container Port Throughput (Million TEU)
Source: Drewry

$50,000
$40,000
$30,000
$20,000
$10,000
$0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
TC Rate for 12 Month Charter
Operating Costs

	$/Day	
	TC Rate	OpEx
Average	$ 29,350	$ 8,150
Maximum	47,409	9,955
Current	17,300	8,440

DIANA CONTAINERSHIPS INC.

Charter Rates Are Recovering From Historic Lows
Inflation Adjusted Time Charter and Operating Cost for 3,500 TEU Containership Vessel
Source: Drewry

$80
$70
$60
$50
$40
$30
$20
$10
$0
$ in Millions
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
3,500 TEU Gearless - 5 years old

	Price ($MM)
Average	44.6
Maximum	66.2
Current	31.5

DIANA CONTAINERSHIPS INC.

Asset Values are Rising but Remain Below Historical
Averages
Inflation Adjusted Secondhand Vessel Values for 5 year old 3,500 TEU
Gearless Containerships
Source: Drewry

20.0%
15.0%
10.0%
5.0%
0.0%
(5.0%)
(10.0%)
(15.0%)
2.3%
4.6%
2.9%
11.8%
3.6%
14.2%
4.9%
14.9%
4.6%
9.9%
5.2%
10.9%
5.3%
12.4%
2.8%
5.6%
-0.6%
-9.3%
4.8%
13.4%
4.2%
7.4%
4.5%
6.7%
4.6%
5.4%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010E
2011E
2012E
2013E
Global GDP Growth
World Container Cargo Growth

DIANA CONTAINERSHIPS INC.

Containership Demand is Highly Correlated to
Global GDP Growth
1. Source: International Monetary Fund
2. Source: Drewry. Note: World Container Cargo Growth represents Year-on-Year change in total port handling
Median multiplier of 2.3x GDP growth
1
2

20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
9.6
4.6
(19.4)
17.0
2007
2008
2009
2010E

Container Rate Benchmark and Volumes

$1,600
$1,400
$1,200
$1,000
$800
Average Container Rates for East / West Routes ($ / TEU)
600
500
400
300
200
100
0
Total Port Handling (Million TEU)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010E*
Average Container Rates for East / West Routes ($ / TEU)
Total Port Throughput (Million TEU)

Source: Drewry

Note: 2010E container rate represents average of first three quarters of 2010

DIANA CONTAINERSHIPS INC.

Liner Operators in Recovery
EBIT Performance of Liner Majors ($ billions)
Source: Drewry, represents global container liner industry, which includes companies such as AP Moller-Maersk, CMA CGM, Mitsui
O.S.K. Lines, Ltd., and Orient Overseas (International) Limited.

15.0%
10.0%
5.0%
0.0%
(5.0%)
(10.0%)
(15.0%)
12.3%
13.0%
10.5%
5.9%
3.3%
-8.8%
6.8%
13.6%
7.8%
8.2%
7.0%
7.5%
2007
2008
2009
2010
2011E
2012E
% Change in Supply
% Change in Demand

DIANA CONTAINERSHIPS INC.

Current Market In Recovery
Estimated Supply/Demand Balance
Source: Drewry
1. Assumes no delivery slippage from previous years
▪ Increases in supply primarily due to delivery of large vessels
~60%1 of supply growth
from the larger 8,000+ TEU
vessel classes

Size Category	TEU	On Order No. of Vessels	On Order Thousand TEU	Current Fleet Thousand TEU	Orderbook % Existing Fleet
Very Large	10,000+	125	1,546	714	217%
Large	8,000 - 9,999	93	779	2,104	37%
Post Panamax	5,000 - 7,999	76	493	3,109	16%
Panamax	4,000 - 4,999	105	457	2,624	17%
Intermediate	2,000 - 3,999	106	304	2,897	10%
Handy-size	1,000 - 1,999	138	195	1,728	11%
Feeder	< 1,000	57	44	643	7%
Total		**700**	**3,818**	**13,819**	28%

1,600
1,400
1,200
1,000
800
600
400
200
0
Thousands TEU
2010
2011
2012
2013
2014+
Very Large
Large
Post Panamax
Panamax
Intermediate
Handysize
Feeder

DIANA CONTAINERSHIPS INC.

Orderbook Creates Opportunity
Containership Orderbook by Size (As of Jan 1, 2011)
Source: Drewry
Containership Orderbook Capacity by Scheduled Delivery Year
Source: Drewry
Orderbook in the Post
Panamax, Panamax
and Intermediate
represents 15% of
existing capacity in
those vessel classes

2,500
2,000
1,500
1,000
500
-
Thousands TEUs
1,725
1,380
2,036
961
1,865
1,415
1,852
1,327
2008
2009
2010
2011E
Scheduled
Actual

DIANA CONTAINERSHIPS INC.

▪ Financial difficulties faced by ship owners and liner operators, and the unwillingness and inability of the global ship finance banks to lend, is driving cancellations and deferrals to the orderbook
Delays & Cancellations Impacting Orderbook
Source: Drewry
Note: Scheduled based on Orderbook Delivery Schedule as of 1 January 2008, 2009, 2010, & 2011
Note: 2010 Actual Deliveries will be subject to late reports - i.e. figure may rise
24% cancelled /
postponed
Containership Deliveries - Actual vs. Expectations
53% cancelled /
postponed
28% expected
cancellations
/postponements
Estimated

12.0
11.0
10.0
9.0
8.0
7.0
6.0
No. of Vessels
15.3%
17.9%
11.0%
8.5
9.2
9.3
9.8
9.8
9.8
7.8
9.1
9.5
9.6
9.2
9.2
8.2
8.5
8.6
8.7
9.1
9.1
Asia - North Europe
Asia - Mediterranean
Asia - East Coast N.A.
3Q08
4Q09
1Q10
2Q10
3Q10
4Q10

DIANA CONTAINERSHIPS INC.

▪ Slow steaming is the process of adding a vessel to a scheduled liner service route
 – Allowing vessels to run at reduced speeds having a material impact on fuel costs
 – In addition to the economic benefit, slow steaming reduces carbon emissions
Slow Steaming - Increases Need for Containerships
Average Number of Vessels per String
Source: Drewry

Company Overview

Modern, High Quality Fleet
Ship	Year Built	Purchase Price	Capacity (TEU)	Gross Rate (USD Per Day)	Charterer	Commission	Redelivery
							Min	Max
Sagitta	2010	$45.7 million	3,426	$16,000	A.P. Moller - Maersk A/S	4.25%	Mar- 2011	Jun- 2011
Centaurus	2010	$47.2 million	3,426	$20,000	CSAV Valparaiso	1.25%	Jul - 2012	Oct- 2012
▪ Both vessels built by Germany’s TKMS
 Blohm & Voss Nordseewerke, Emden
 Germany
▪ 3Q10 Fleet Statistics
 ▪ Average number of vessels in
 operation: 1.9
 ▪ Utilization: 95.5%
 ▪ Operating Expenses: $7,457/day
 (per vessel)

MAERSK

COSCO

DELMAS

CMA CGM

CSAV

HANJIN

HAMBURG SÜD

MSC

HORIZON LINES

P&O Nedlloyd

DIANA CONTAINERSHIPS INC.

Relationships with Key Charterers
▪ Diana’s management team has significant experience working with leading charterers in the global containership market

31-Dec-1998 to 18-Mar-2005 (Daily)
Baltic Dry Index
7,000
6,000
5,000
4,000
3,000
2,000
1,000
1999
2000
2001
2002
2003
2004
Company founded
Ordered 6 Panamax dry-bulk vessels
Initial fleet of vessels delivered
IPO; market cap. of $680 million; 1.4x NAV

DIANA CONTAINERSHIPS INC.

Successful History Investing in Shipping
▪ Diana Shipping Inc. was formed near a market bottom enabling investors to realize value through an IPO
Source: Factset Fundamentals

$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
($5.00)
($10.00)
($15.00)
($20.00)
$17.00
($4.52)
$7.95
$20.43
20.2%
(52.2%)
(12.9%)
(7.6%)
5.1%
27.0%
(8.1%)
6.8%
120%
100%
80%
60%
40%
20%
0%
(20%)
(40%)
(60%)
(80%)
IPO Price
Share Price Δ
Dividends
$ Total Gain
Diana
DryShips
Eagle Bulk
Excel
Genco
Navios
Peer Average
S&P 500

DIANA CONTAINERSHIPS INC.

Successful Public Company Track Record
Diana Shipping Inc. Total Appreciation
Total Returns Comparison for Dry-Bulk Comps
Note: Analysis a total return for all companies’ returns since the Diana Shipping Inc. IPO on March 17, 2005 to January 11, 2011
Source: Bloomberg, Thomson One , Factset Fundamentals, Company filings
Total Debt / LTM EBITDA Net Debt / LTM EBITDA	2.0x 0.3x	5.0x 4.3x	8.9x 7.9x	2.5x 2.2x	5.4x 4.5x	2.9x 1.2x

Financial Overview

Financial Highlights
▪ Limited competition for vessel acquisitions
 – Traditional container players are capital constrained
▪ Maintain a conservative capital structure
▪ Access the capital markets to fund additional vessel acquisitions
▪ Company will consider, from time to time, whether to implement a dividend at the appropriate time, although there are currently no plans to do so
▪ Low cost structure
 – Technical, commercial and administrative management by Diana Shipping Services S.A.
▪ Highly attractive market dynamics

Cash and Cash Equivalents	**$12.5**	
Debt Tranche		
DnB NOR Bank ASA Term Loan	$19.8	19.0%
Total Debt	**$19.8**	**19.0%**
Total Shareholders' Equity	$84.4	81.0%
Total Book Capitalization	**$104.2**	**100.0%**
Net Debt	$7.3	
Market Capitalization	$90.1	
Enterprise Value	$97.4	

DIANA CONTAINERSHIPS INC.

Summary Capitalization
($ in millions)	Amount Out	% of Capital Structure
Source: Company filings
Note: Market capitalization based on 1/10/2011 close of $14.75

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
8%
72%
66%
67%
81%
88%
Diana Containerships
Seaspan
Rickmers Maritime
Global Ship Lease
Danaos
Costamare

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
7%
70%
82%
67%
76%
65%
Diana Containerships
Seaspan
Rickmers Maritime
Global Ship Lease
Danaos
Costamare

Market Cap
Remaining CapEx Commitments
(USD in Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$90
$0
$953
$1,125
$140
$0
$312
$493
$430
$1,520
$888
$0
Diana Containerships
Seaspan
Rickmers Maritime
Global Ship Lease
Danaos
Costamare

Peer Group Index includes Danaos, Global Ship Lease, Rickmers Maritime, Seaspan & Costamare
140
130
120
110
100
90
80
70
60
50
4/09
7/09
10/09
1/10
4/10
7/10
10/10
1/11

DIANA CONTAINERSHIPS INC.

▪ Current public containership operators constrained by balance sheets and not able to take full advantage of trough asset valuations and increasing charter sales
▪ Large addressable market of acquisition targets (~4,500 vessels - $150 billion of value)
Better Positioned Than Peers
Net Debt / Net Book Capitalization
Net Debt / Enterprise Value
Source: Public filings, Market data as of 1/7/2011
Recent Stock Price Performance of Peers
CapEx Commitments vs. Market Capitalization
Source: Wall Street research and company filings. Market data as of 1/7/2011
Source: FactSet. Market data as of 1/7/2011
Source: Public filings. Market data as of 1/7/2011

Investment Highlights
▪ Attractive point in cycle to buy containerships
 – Downturn has created attractive opportunities from owners, shipyards and banks
 – Vessel values at attractive levels
 – Ability to earn reasonable average yields and participate in the recovery of vessel values and charter rates
▪ Management track record of making money for investors
 – Success in both container and dry bulk shipping markets
 – Strong track record running a U.S.-listed shipping company
 – Strong relationships with container lines, shipbuilders and financial institutions
▪ Strong balance sheet compared to similar publicly traded companies
 – 8% net debt to net book capitalization versus up to 88% for many peers
 – Flexibility to capitalize on attractive acquisition opportunities
 – No newbuilding commitments
 – Did not acquire expensive vessels at or near the market peak
▪ Significant growth and return prospects
 – Large addressable market (~4,500 vessels valued at ~$150 billion)
 – Highly disciplined vessel acquisition and chartering strategy to container lines
 – Development of a “best-in-class” containership company
 – Substantial leverage to an improving global economy
 – Highly correlated to container indexes